Exhibit 4.2

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

The following summary of the capital stock of Strategic Storage Trust IV, Inc. does not purport to be complete and is qualified in its entirety by reference to our charter, as amended, bylaws, as amended, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Maryland law. Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” in this Exhibit refer to Strategic Storage Trust IV, Inc.

Description of Common Stock

Our charter authorizes us to issue up to 900,000,000 shares of stock, of which 700,000,000 shares are designated as common stock at $0.001 par value per share and 200,000,000 shares are designated as preferred stock at $0.001 par value per share. Of the 700,000,000 shares of common stock authorized, 315,000,000 shares are classified as Class A shares, 315,000,000 shares are classified as Class T shares, and 70,000,000 shares are classified as Class W shares. Our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue.

Our charter also contains a provision permitting our board of directors, with the approval of a majority of the board of directors and without any action by our stockholders, to classify or reclassify any unissued common stock or preferred stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time.

Subject to any preferential rights of any other class or series of stock and to the provisions of our charter regarding the restriction on the transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders. In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares, Class T shares and Class W shares ratably in proportion to the respective net asset value for each class until the net asset value for each class has been paid. We will calculate the estimated net asset value per share as a whole for all Class A shares, Class T shares, and Class W shares and then will determine any differences attributable to each class. We expect the estimated net asset value per share of each Class A share, Class T share, and Class W share to be the same, except in the unlikely event that the stockholder servicing fees exceed the amount otherwise available for distribution to holders of Class T shares or the dealer manager servicing fees exceed the amount otherwise available for distribution to holders of Class W shares in a particular period (prior to the deduction of the stockholder servicing fees or the dealer manager servicing fees, as applicable). If the stockholder servicing fees exceed the amount otherwise available for distribution to holders of Class T shares or if the dealer manager servicing fees exceed the amount otherwise available for distribution to the holders of Class W shares, the excess will reduce the estimated net asset value per share of each Class T share and Class W share, as applicable. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Upon issuance for full payment, all common stock issued will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights. We may offer a share redemption program relating to shares of our common stock from time to time, but the existence and terms of any such program would be subject to the discretion of our board of directors. Class A shares, Class T shares, and Class W shares will vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote.

Meetings and Special Voting Requirements

Subject to our charter restrictions on transfer of our stock, and subject to the express terms of any series of preferred stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of shares of our outstanding common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors.

As required by the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the “NASAA REIT Guidelines”), our charter provides that the concurrence of the board of directors is not required in order for the stockholders to amend the charter, dissolve the corporation, or remove directors. We have been advised, however, that Section 2-604 and Section 3-403 of the Maryland General Corporation Law (“MGCL”) do require board of directors approval in order to amend our charter or dissolve, respectively, and we are required to comply with the MGCL. Therefore, our stockholders may vote to authorize the amendment of our charter or the dissolution of our Company, but only after such action has been declared advisable by our board of directors. Without the approval of a majority of the shares of common stock entitled to vote on the matter, the board of directors may not:

•	amend the charter to adversely affect the rights, preferences, and privileges of the common stockholders;
•	amend the charter provisions relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies, or investment restrictions;
•	cause our liquidation or dissolution;
•	sell all or substantially all of our assets other than in the ordinary course of business; or
•	cause our merger or other reorganization.

Also, because our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders; provided, however, the merger or sale of all or substantially all of the operating assets held by our operating partnership will require the approval of our stockholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”), we must meet the following criteria regarding our stockholders’ ownership of our shares:

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five or fewer individuals (as defined in the Code to include certain tax-exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our initial and continued qualification as a REIT under the Code. However, we cannot assure stockholders that this prohibition will be effective. Because we believe it is essential for us to qualify and continue to qualify as a REIT, our charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of our outstanding shares of stock or more than 9.8% of the number or value (in either case as determined in good faith by our board of directors) of any class or series of our outstanding shares of common stock. The 9.8% ownership limit must be measured in terms of the more restrictive of value or number of shares.

Our board of directors, in its sole discretion, may waive this ownership limit if evidence satisfactory to our board is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our directors determine that it is no longer in our best interests to continue to qualify as a REIT.

Additionally, our charter further prohibits the transfer or issuance of our stock if such transfer or issuance:

•	with respect to transfers only, results in our common stock being owned by fewer than 100 persons;
•	results in our being “closely held” within the meaning of Section 856(h) of the Code;
•	results in our owning, directly or indirectly, more than 9.9% of the ownership interests in any tenant; or
•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (1) violation of the ownership limit discussed above, (2) in our being “closely held” under Section 856(h) of the Code, (3) our owning (directly or indirectly) more than 9.9% of the ownership interests in any tenant, or (4) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. Such shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the shares, will be entitled to receive all distributions authorized by the board of directors on such securities for the benefit of the charitable beneficiary. Our charter further entitles the trustee of the beneficial trust to vote all shares held in trust.

The trustee of the beneficial trust may select a transferee to whom the shares may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the shares held in trust, the intended transferee (the transferee of the shares held in trust whose ownership would violate the 9.8% ownership limit or the other restrictions on transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds or the price per share the intended transferee paid for the shares (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

In addition, we have the right to purchase any shares held in trust at the lesser of (1) the price per share paid in the transfer that created the shares held in trust, or (2) the current market price, until the shares held in trust are sold by the trustee of the beneficial trust. An intended transferee must pay, upon demand, to the trustee of the beneficial trust (for the benefit of the beneficial trust) the amount of any distribution we pay to an intended transferee on shares held in trust prior to our discovery that such shares have been transferred in violation of the provisions of our charter. If any legal decision, statute, rule, or regulation deems or declares the transfer restrictions included in our charter to be void or invalid, then we may, at our option, deem the intended transferee of any shares held in trust to have acted as an agent on our behalf in acquiring such shares and to hold such shares on our behalf.

Any person who (1) acquires or attempts to acquire shares in violation of the foregoing ownership restriction, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a charitable trust, or (2) proposes or attempts any of the transactions in clause (1), is required to give us 15 days’ written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT.

The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distributions

Distributions are authorized at the discretion of our board of directors, which are directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease, or eliminate the distribution rate that is being paid at any time. The per share amount of distributions on different classes of shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T shares and Class W shares will likely be lower than distributions on Class A shares because Class T shares are subject to ongoing stockholder servicing fees and Class W shares are subject to ongoing dealer manager servicing fees. We may decide to make stock distributions or to make distributions using a combination of stock and cash, or to fund some or all of our distributions from offering proceeds or from borrowings in anticipation of future cash flow. Because substantially all of our operations will be performed indirectly through our operating partnership, our ability to pay distributions will depend in large part on our operating partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net offering proceeds. We are authorized by our charter to make in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

Stockholder Liability

The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our board of directors; and
•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or
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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our charter contains a provision opting out of the business combination statute.

Control Share Acquisitions

With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:

•	owned by the acquiring person;
•	owned by our officers; and
•	owned by our employees who are also directors.

“Control shares” mean voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our board of directors to call a special meeting of our stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some restrictions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by our charter or bylaws.

As permitted by the MGCL, our charter contains a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board of directors;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of the directors;
•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	a majority requirement for the calling of a special meeting of stockholders.

Our bylaws currently provide that vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. In addition, our charter and bylaws also vest in the board of directors the exclusive power to fix the number of directorships.

Our charter provides that, so long as we are subject to the NASAA REIT Guidelines, we may not take advantage of the following permissive provisions of Subtitle 8: (1) we may not elect to be subject to a two-thirds voting requirement for removing a director; (2) we may not elect to be subject to a majority voting requirement for the calling of a special meeting of stockholders; and (3) we may not elect to adopt a classified board of directors.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors, or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (A) pursuant to our notice of the meeting, (B) by the board of directors, or (C) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Restrictions on Roll-up Transactions

A roll-up transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity (roll-up entity) that is created or would survive after the successful completion of a roll-up transaction. This term does not include:

•	a transaction involving our securities that have been listed on a national securities exchange for at least 12 months; or
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a transaction involving our conversion to trust or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of our existence, compensation to our advisor or our investment objectives.

In connection with any roll-up transaction involving the issuance of securities of a roll-up entity, an appraisal of all of our assets shall be obtained from a competent independent expert. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent expert shall clearly state that the engagement is for the benefit of us and our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the sponsor of the roll-up transaction must offer to stockholders who vote “no” on the proposal the choice of:

(1)	accepting the securities of the roll-up entity offered in the proposed roll-up transaction; or
(2)	one of the following:
(a)	remaining as holders of our common stock and preserving their interests therein on the same terms and conditions as existed previously, or
(b)	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any roll-up transaction that would result in the stockholders having voting rights in a roll-up entity that are less than those provided in our charter and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of our charter, and our dissolution:

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that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of the roll-up entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor;
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in which our investor’s rights to access of records of the roll-up entity will be less than those provided in the section of this prospectus entitled “— Meetings and Special Voting Requirements” above; or

•	in which any of the costs of the roll-up transaction would be borne by us if the roll-up transaction is not approved by the stockholders.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without stockholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred stock. The issuance of one or more series or classes of preferred stock must be approved by a majority of our board of directors. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock. If we create and issue preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence.